UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)

CNS RESPONSE, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

12619C101
(CUSIP Number)

John Pappajohn
c/o Equity Dynamics Inc.
666 Walnut Street, Suite 2116
Des Moines, IA 50309
(515) 244-2346
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See  § 240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 6)

_______________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form which respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 12619C101

1	NAMES OF REPORTING PERSONS: JOHN PAPPAJOHN

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		15,629,945

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		15,629,945

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	15,629,945

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	24.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

This amendment to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D of John Pappajohn filed with the Securities and Exchange Commission on February 23, 2010 (the “Original Filing”), as amended on July 28, 2010 (“Amendment No. 1”).

ITEM 1. Security and Issuer.

This statement relates to the common stock, $0.001 par value (the “Common Stock”), of CNS Response, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 85 Enterprise, Suite 410, Aliso Viejo, CA 92656.

ITEM 2. Identity and Background.

(a)           The name of the reporting person is Mr. John Pappajohn (the “Reporting Person”).

(b)           The business address of the Reporting Person is c/o Equity Dynamics Inc., 666 Walnut Street, Suite 2116, Des Moines, IA 50309.

(c)           The Reporting Person is the President and sole owner of Pappajohn Capital Resources, a venture capital firm, and President and sole owner of Equity Dynamics, Inc., a financial consulting firm, both located in Des Moines, Iowa.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of United States of America.

ITEM 3. Source and Amount of Funds or Other Consideration.

Reference is made to the disclosure set forth under Item 4 of this Schedule 13D, which disclosure is incorporated herein by reference.   The consideration used in making the purchases described in Item 4 of this Schedule 13D were personal funds of the Reporting Person.

ITEM 4. Purpose of Transaction.

Item 4 of the Original Filing, as supplemented and amended by Amendment No. 1, is supplemented and amended by the information below.

On October 1, 2010, the Issuer issued to the Reporting Person, a director of the Issuer, secured convertible promissory notes in the aggregate principal amount of $761,688 (collectively, the “Notes”) and warrants to purchase up to 1,269,478 shares of Common Stock (the “Warrants”).  The Reporting Person paid $250,000 in cash for a Note in the aggregate principal amount of $250,000 and a Warrant to purchase up to 416,666 shares of Common Stock.  The Reporting Person also received (a) a Note in the aggregate principal amount of $257,500 and a Warrant to purchase up to 429,166 shares of Common Stock, in return for the cancellation of a convertible promissory note that had been issued to the Reporting Person on June 3, 2010 in the aggregate principal amount of $250,000 plus $7,500 in accrued and unpaid interest and (b) a Note in the aggregate principal amount of $254,188 and a Warrant to purchase up to 423,646 shares of Common Stock, in return for the cancellation of a convertible promissory note that had been issued to the Reporting Person on July 25, 2010 in the aggregate principal amount of $250,000 plus $4,188 in accrued and unpaid interest and a warrant to purchase 250,000 shares of Common Stock issued to the Reporting Person on July 25, 2010.

The Notes and the Warrants were issued pursuant to a Note and Warrant Purchase Agreement (the “Purchase Agreement”), dated October 1, 2010, among the Issuer and two investors, including the Reporting Person.   The Purchase Agreement also provides that the Issuer and the holders of the Notes will enter into a registration rights agreement covering the registration of the resale of the shares underlying the Notes and the Warrants.

The Notes mature on October 1, 2011 (subject to earlier conversion or prepayment), earn interest equal to 9% per year with interest payable at maturity, and are convertible into shares of Common Stock at a conversion price of $0.30. The conversion price is subject to adjustment upon (1) the subdivision or combination of, or stock dividends paid on, the Common Stock; (2) the issuance of cash dividends and distributions on the Common Stock; (3) the distribution of other capital stock, indebtedness or other non-cash assets; and (4) the completion of a financing at a price below the conversion price then in effect. The Notes can be declared due and payable upon an event of default, defined in the Notes to occur, among other things, if the Issuer fails to pay principal and interest when due, in the case of voluntary or involuntary bankruptcy or if the Issuer fails to perform any covenant or agreement as required by the Note.

The obligations of the Issuer under the terms of the Notes are secured by a security interest in the tangible and intangible assets of the Issuer, pursuant to a Security Agreement, dated as of October 1, 2010, by and between the Issuer and the Reporting Person, as administrative agent for the holders of the Notes. The agreement and corresponding security interest terminate if and when holders of a majority of the aggregate principal amount of Notes issued have converted their Notes into shares of Common Stock.

The Warrants expire on September 20, 2017 and are exercisable for shares of Common Stock of the Issuer at an exercise price of $0.30. Exercise price and number of shares issuable upon exercise are subject to adjustment (1) upon the subdivision or combination of, or stock dividends paid on, the Common Stock; (2) in case of any reclassification, capital reorganization or change in capital stock and (3) upon the completion of a financing at a price below the exercise price then in effect.

All of the Notes convertible into 2,577,043 shares of Common Stock and Warrants to purchase up to 1,269,478 shares of Common Stock beneficially held by the Reporting Person and to which this Amendment No. 2 relates, were acquired for and are held by the Reporting Person as an investment.

ITEM 5. Interest in Securities of the Issuer.

Reference is made to the disclosure set forth under Item 4 of this Schedule 13D, which disclosure is incorporated herein by reference.

(a)           As of the date of this filing, the Reporting Person beneficially owns 15,629,945 shares of Common Stock, which represents approximately 24.7% of a total of 56,023,921 shares of Common Stock  outstanding as of October 1, 2010 (calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended).  Of the 15,629,945 shares beneficially owned by the Reporting Person, he owns 8,387,578  shares directly and the remainder indirectly, as follows:  (i) 2,577,043 shares are issuable upon conversion of convertible notes, (ii) 4,602,812 shares are issuable upon exercise of warrants and (iii) 62,512 shares are issuable upon exercise of vested options.

(b)           The Reporting Person may be deemed to hold sole power to vote and to dispose of the 15,629,945 shares of the Issuer’s Common Stock described in (a) above.

(c)           A description of the transactions effected within the past sixty days is incorporated herein by reference to Item 4 hereof.

(d)           No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Amendment No. 2.

(e)           Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the arrangements discussed in Item 4 of the Original Filing, as supplemented and amended by Amendment No. 1 and this Amendment No. 2, the discussion of which is incorporated by reference herein, there are no other contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

ITEM 7. Material to be filed as Exhibits.

None.

CUSIP NO. 12619C101

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2010

JOHN PAPPAJOHN

/s/ John Pappajohn